EXHIBIT 12

NATIONAL RURAL UTILITIES COOPERATIVE FINANCE CORPORATION

Computation of Ratio of Margins to Fixed Charges

(Dollar Amounts In Thousands)

	For the Years Ended May 31,

	2002	2001	2000	1999	1998

Net margins before cumulative effect of change in accounting principle	$139,903	$132,766	$115,333	$76,439	$62,216

Add: Fixed charges	885,838	1,117,839	861,324	664,109	540,535

Margins available for fixed charges	$1,025,741	$1,250,605	$976,657	$740,548	$602,751

Fixed charges:

Interest on all debt (including amortization of discount and issuance costs)	$885,838	$1,117,839	$861,324	$664,109	$540,535

Total fixed charges	$885,838	$1,117,839	$861,324	$664,109	$540,535

Ratio of margins to fixed charges	1.16	1.12	1.13	1.12	1.12